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Consent of Independent Registered Public Accounting Firm

The Board of Directors of Sprott Inc.:

We consent to the use of our report dated February 24, 2022, on the consolidated financial statements of Sprott Inc., which comprise the consolidated balance sheets as at December 31, 2021 and December 31, 2020, the consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes, and our report dated February 24, 2022 on the effectiveness of internal control over financial reporting as of December 31, 2021 incorporated by reference in this Annual Report on Form 40-F.
We, KPMG LLP, also consent to the incorporation by reference of our report in the Registration Statement on Form S-8 (File No. 333-242456) of the Company.

/s/ KPMG LLP
Chartered Professional Accountants, Licensed Public Accountants
February 25, 2022
Toronto, Canada
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